Exhibit 99.1

Nayax and the Israeli Competition Authority Reach Settlement
Following OTI Merger

Herzliya, Israel, February 3, 2025 — Nayax Ltd. (TASE & Nasdaq: NYAX) – a global fintech leader that develops an advanced platform for commerce, payments, and customer loyalty to empower businesses worldwide, announced today the settlement of the previously-disclosed investigation by the Israel Competition Authority (ICA) in connection with it’s the acquisition of On Track Innovations (OTI) in 2022.

Nayax cooperated fully and transparently with the ICA throughout the investigative process, and the parties have reached a mutual understanding on the following terms of settlement, to avoid further litigation and while Nayax and OTI reserve their claims in relation to the circumstances of the merger. The settlement will be executed by way of a consent decree, which is subject to public commentary and pending approval by the Israeli Competition Court, and contains the following key terms:
•	Nayax will pay a sum of NIS 2,500,000 (approximately $701,000) to the State Treasury.
•	Yair Nechmad, CEO and Chairman of Nayax, will pay a sum of NIS 240,000 (approximately $67,300) to the State Treasury.
•
Nayax will provide up to 6,500 OTI Points of Sale (POS) kits, comprised of the Telebox hardware units paired with Uno 8/Uno Plus card readers, over a period of five years, to third-parties who may sell, distribute, and market the OTI POS kits under their own brands in the Israeli market.

“When OTI was on the verge of financial collapse, Nayax stepped in to preserve its commercial future and protected dozens of skilled employees and jobs in northern Israel,” explained Yair Nechmad, CEO and Chairman of Nayax. “Since then, Nayax has invested heavily to revitalize OTI and seamlessly incorporate its capabilities into our global platform. OTI products are now essential components of our global portfolio, empowering Nayax to drive innovation and gain market share internationally without disrupting healthy competition that exists in Israel.”

“Nayax has acted transparently and in good faith, and in close partnership with the ICA at every stage of the investigative process. We remain committed to fostering open commerce and fair competition in Israel and around the globe by equipping businesses of all sizes with sophisticated payment and loyalty solutions that spark innovation, promote entrepreneurship, and strengthen communities everywhere.”

About Nayax
Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of September 30, 2024, Nayax has 11 global offices, approximately 1,100 employees, connections to more than 80 merchant acquirers and payment method integrations and globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency — effectively and simply. For more information, please visit www.nayax.com.

Public Relations Contact:
Scott Gamm
Strategy Voice Associates
Scott@strategyvoiceassociates.com

Investor Relations Contact:
Aaron Greenberg
Chief Strategy Officer
IR@nayax.com